IRVINE VENTURE LAW FIRM, LLP

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March 13, 2014

By EDGAR

Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Chineselnvestors.com, Inc. Form 10-K for Fiscal Year Ended May 31, 2013 Filed August 29, 2013 Form 10-Q for Fiscal Quarter Ended November 30, 2013 Filed January 14, 2014 File No. 000-54207

Dear Mr. Spirgel:

We are in receipt of your comment letter dated February 27, 2014, regarding ChineseInvestors.com, Inc. Form 10-K for fiscal year ended May 31, 2013 filed August 29, 2013 and Form 10-Q for fiscal quarter ended November 30, 2013 filed January 14, 2014. As discussed with Robert Shapiro, we are requesting an additional 10 business days to respond due to time constraints associated with updating our disclosure and drafting the response. As a result we will submit our response letter by March 26, 2014.

Very truly yours,
IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff
Michael E. Shaff

cc:	Mr. Brett Roper Mr. Warren Wang Mr. Paul Dickman